Exhibit 1

Transactions in Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

BASTION TRADING LIMITED

Purchase of Common Stock	15,000	1.8568	10/06/2026
Purchase of Common Stock	69,000	1.7808	10/07/2026
Purchase of Common Stock	191,252	2.8044	10/20/2026
Purchase of Common Stock	89,001	2.9014	10/21/2026